September 4, 2025

Paul Weber
Senior Vice President
ASIA PACIFIC WIRE & CABLE CORP LTD
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China

       Re: ASIA PACIFIC WIRE & CABLE CORP LTD
           Registration Statement on Form F-1
           Filed on August 29, 2025
           File No. 333-289970
Dear Paul Weber:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing